SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                        (Amendment No.              )*

                            ALBERTO-CULVER COMPANY
                              (Name of Issuer)


                CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
                       (Title of Class of Securities)


                                   016068101
                                (CUSIP Number)

Marshall E. Eisenberg (312) 269-8020            Carol L. Bernick (708) 450-3051
NEAL GERBER & EISENBERG                         2525 Armitage Avenue
Two North LaSalle Street, Suite 2200            Melrose Park, Illinois  60160
Chicago, Illinois  60602
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              December 15, 1993
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement x. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 016068101                   13D


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CAROL L. BERNICK

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                               (a)
                                                               (b)  x
3     SEC USE ONLY

4     SOURCE OF FUNDS *

      Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH              7     SOLE VOTING POWER

                        4,558,948**

                  8     SHARED VOTING POWER

                        315,444**

                  9     SOLE DISPOSITIVE POWER

                        4,558,948**

                  10    SHARED DISPOSITIVE POWER

                        315,444**

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,874,392**

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

      Excluded are 140,000 shares of Class A Common Stock (including immediately exercisable options to acquire 15,000 shares of Class A Common Stock) and 340,000 shares of Class B Common Stock held directly by Bernick's spouse. Bernick disclaims beneficial ownership of such shares.

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

      30.1%**

14    TYPE OF REPORTING PERSON *

      IN
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

   ** Includes shares of Class B Common Stock which are immediately convertible at the holder's option into shares of Class A Common Stock and immediately exercisable options to acquire shares of Class A Common Stock.

CUSIP NO. 016068101                   13D


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LEONARD H. LAVIN GRANTOR ANNUITY TRUST DTD. 1/28/93

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                       (a)
                                                                       (b) x

3     SEC USE ONLY

4     SOURCE OF FUNDS *

      Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH              7     SOLE VOTING POWER

                        1,100,000**

                  8     SHARED VOTING POWER

                          -0-

                  9     SOLE DISPOSITIVE POWER

                        1,100,000**

                  10    SHARED DISPOSITIVE POWER

                          -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,100,000**

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
          Not applicable

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

      6.8%**

14    TYPE OF REPORTING PERSON *

      00

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!


  ** Consists of shares of Class B Common Stock which are immediately convertible at the holder's option into shares of Class A Common Stock.

CUSIP NO. 016068101                   13D


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BERNICE E. LAVIN GRANTOR ANNUITY TRUST DTD. 1/28/93

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                       (a)
                                                                       (b)  x
3     SEC USE ONLY

4     SOURCE OF FUNDS *

      Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH              7     SOLE VOTING POWER

                        1,100,000**

                  8     SHARED VOTING POWER

                         -0-

                  9     SOLE DISPOSITIVE POWER

                         1,100,000**

                  10    SHARED DISPOSITIVE POWER

                         -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,100,000**

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

      Not applicable

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

      6.8%**

14    TYPE OF REPORTING PERSON *

      00

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!


  ** Consists of shares of Class B Common Stock which are immediately convertible at the holder's option into shares of Class A Common Stock.

CUSIP NO. 016068101                   13D


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BEL GRANTOR ANNUITY TRUST DATED 10/1/93

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                       (a)
                                                                       (b) x

3     SEC USE ONLY

4     SOURCE OF FUNDS *

      Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH              7     SOLE VOTING POWER

                        1,000,000**

                  8     SHARED VOTING POWER

                         -0-
                  9     SOLE DISPOSITIVE POWER

                        1,000,000**

                  10    SHARED DISPOSITIVE POWER

                        -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000**

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

      Not applicable

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

      6.2%**

14    TYPE OF REPORTING PERSON *

      00

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!


  ** Consists of shares of Class B Common Stock which are immediately convertible at the holder's option into shares of Class A Common Stock.

CUSIP NO. 016068101                   13D


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LHL GRANTOR ANNUITY TRUST DATED 10/1/93

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                         (b) x

3     SEC USE ONLY

4     SOURCE OF FUNDS *

      Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH              7     SOLE VOTING POWER

                        1,000,000**

                  8     SHARED VOTING POWER

                          -0-

                  9     SOLE DISPOSITIVE POWER

                        1,000,000**

                  10    SHARED DISPOSITIVE POWER

                          -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000**

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

      Not applicable

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

      6.2%**

14    TYPE OF REPORTING PERSON *

      00

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!


  ** Consists of shares of Class B Common Stock which are immediately convertible at the holder's option into shares of Class A Common Stock.

CUSIP No. 016068101              SCHEDULE 13D

                            INTRODUCTORY STATEMENT

      As previously reported in a Schedule 13D filed by Carol L. Bernick ("Bernick"), on October 7, 1993, shares of Class B common stock, $.22 par value per share (the "Class B Common Stock"), of Alberto-Culver Company, a Delaware corporation (the "Company"), were transferred solely for estate planning purposes to Bernick in her capacity as trustee of certain trusts. On December 15, 1993, Bernick's father transferred shares of the Company's Class A common stock, $.22 per value per share (the "Class A Common Stock") to, among others, Bernick and Lavin Family Foundation (a charitable foundation of which Bernick is Director and Vice President). All of these transfers were undertaken solely for estate planning purposes. As previously disclosed by the Company, the Class B Common Stock is generally convertible into shares of the Company's Class A Common Stock on a share-for-share basis at the option of each individual holder. The purpose of this filing is to report, among other things, the above-mentioned transfers and Bernick's deemed beneficial ownership of shares of Class A Common Stock by virtue of her previously-reported acquisition of shares of Class B Common Stock.


Item 1.     Security and Issuer.

      Title of Class of Securities:       Class A Common Stock


      Name and Address of Issuer:         Alberto-Culver Company
                                          2525 Armitage Avenue
                                          Melrose Park, IL  60160


Item 2.     Identity and Background.

      (a)   Name of Person Filing:        1)  Carol L. Bernick
                                          2)  Leonard H. Lavin Grantor Annuity
                                               Trust dated 1/28/93
                                                ("Leonard Trust")
                                          3)  Bernice E. Lavin Grantor
                                                Annuity Trust dated 1/28/93
                                            ("Bernice Trust")
                                          4)  LHL Grantor Annuity Trust dated
                                              10/7/93 ("LHL Trust")
                                          5)  BEL Grantor Annuity Trust dated
                                              10/7/93 ("BEL Trust")

      (b)   Address:    1), 2), 3), 4) and 5)   c/o Carol L. Bernick
                                                2525 Armitage Avenue
                                                Melrose Park, IL  60160

      (c)   Principal Business:           (1)   Bernick, an individual, is a
                                                Director and Executive Vice-
                                                President of the Company.

                        2), 3), 4) and 5)       Trust Administration.

      (d)   Prior Criminal Convictions:   None

      (e)   Prior Civil Proceedings With
            Respect to Federal or State
            Securities Laws:              None

      (f)   Place of Organization:        1) U.S. Citizen
                                          2), 3), 4) and 5) Illinois


Item 3.     Source and Amount of Funds or Other Consideration.

Certain of the securities reported herein were transferred from Bernick's parents either in their capacities as grantors of various trusts or individually. Additionally, on December 8, 1993, Bernick exercised an option granted pursuant to the Company's Employee Stock Option Plan of 1988 (the "1988 Plan") and received 40,000 shares of Class A Common Stock. In connection therewith, Bernick paid the $583,000 exercise price. Thereafter, Bernick sold 27,394 shares of Class A Common Stock. to the Company for approximately $546,182.

Item 4.     Purpose of Transaction.

Acquisitions of securities were caused by trust funding and transfers and exercise of an employee stock option as indicated under Item 3 above. The trust transfers and transactions were for the Lavin family's estate planning rather than corporate purposes. Bernick exercised the employee stock option in accordance with its terms. None of the securities were acquired for the purpose of effecting any of the actions listed in this item.

Item 5.     Interest in Securities of the Issuer.

      (a) Amount of Class A Common Stock Beneficially Owned (as of December 15, 1993): 4,874,392 shares total: 178,844 shares of Class A
            Common Stock (including 55,000 shares subject to immediately exercisable options) and 180,104 shares of Class B Common Stock held directly, 1,100,000 shares of Class B Common Stock held as Trustee of the Leonard Trust, 1,100,000 shares of Class B Common Stock held as Trustee of the Bernice Trust, 1,000,000 shares of Class B Common Stock held as Trustee of the LHL Trust, 1,000,000 shares of Class B Common Stock held as Trustee of the BEL Trust, 103,044 shares of Class A Common Stock and 12,000 shares of Class B Common Stock held by Lavin Family Foundation (a charitable foundation of which Bernick is a Director and Vice President) and 50,100 shares of Class A Common Stock and 150,300 shares of Class B Common Stock held as co-trustee of a trust for her benefit.

            Percentage of Class A Common Stock (as of December 15, 1993)*:
            30.1% total: 2.2% directly, 6.8% as Trustee of the Leonard Trust, 6.8% as Trustee of the Bernice Trust, 6.2% as Trustee of the LHL Trust, 6.2% as Trustee of the BEL Trust, .7% as a Director and Vice President of Lavin Family Foundation and 1.2% as co-trustee of a trust for her benefit (based upon 11,562,956 shares of Class A Common Stock outstanding as of September 30, 1993).

            * Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all shares of Class B Common Stock beneficially owned by Bernick have been converted into shares of Class A Common Stock and that all currently exercisable options held by Bernick have been exercised.

      (b)   Number of Shares as to Which Such Person Has:

                                           Leonard     Bernice
                              Bernick       Trust       Trust     LHL Trust   BEL Trust
  (i)Sole power to vote:      4,558,948   1,100,000   1,100,000   1,000,000   1,000,000
 (ii)Shared power to vote:      315,444         -0-         -0-         -0-         -0-
(iii)Sole power to dispose:   4,558,948   1,100,000   1,100,000   1,000,000   1,000,000
 (iv)Shared power to dispose:   315,444         -0-         -0-         -0-         -0-

      The above shares shown as owned by each of the Leonard Trust, the Bernice Trust, the LHL Trust and the BEL Trust are reflected as a sole power of Bernick and each respective trust since Bernick is the sole trustee of said trusts. Bernick shares voting power of the 103,044 shares of Class A Common Stock and 12,000 shares of Class B Common Stock held by Lavin Family Foundation with her parents, Leonard H. Lavin and Bernice E. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares voting power of 50,100 shares of Class A Common Stock and 150,300 shares of Class B Common Stock held by such trust with Bernice
      E. Lavin as co-trustee. Certain information regarding Leonard H. Lavin and Bernice E. Lavin is presented below:

(a)   Name of Person:         Leonard H. Lavin
                              Bernice E. Lavin

(b)   Address:                2525 Armitage Avenue
                              Melrose Park, Illinois  61060

(c)   Principal Business:     Leonard H. Lavin, an individual, is a Director
                              and the Chairman and Chief Executive Officer of the Company. Bernice E. Lavin, an individual, is a Director and Vice President, Secretary and Treasurer of the Company.

(d)   Prior Criminal
      Convictions:            None.

(e)   Prior Civil
      Proceedings With
      Respect to Federal
      or State Securities
      Laws:                   None.

(f)   Place of Organization:  U.S. Citizen.

An additional 140,000 shares of Class A Common Stock (including 15,000 shares subject to immediately exercisable options) and 340,000 shares of Class B Common Stock are held in the name of Bernick's husband. Bernick disclaims beneficial ownership of such shares and they are not included above.

(c) As described in Item 3 above, on December 8, 1993, Bernick exercised an option granted pursuant to the 1988 Plan and received 40,000 shares of Class A Common Stock. In connection therewith, Bernick paid the exercise price of $583,000. Thereafter, Bernick sold 27,394 shares of
      Class A Common Stock to the Company for approximately $546,182.   On or
      about December 15, 1993, Lavin Family Foundation received 34,000 shares of the Company's Class A Common Stock by gift from Bernick's father. Also on or about December 15, 1993, Bernick received 101 shares of Class A Common Stock by gift from her father. On December 15, 1993, Lavin Family Foundation sold an aggregate of 2,590 shares of Class A Common Stock in the open market for $51,019.

(d)   None.

(e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None.


Item 7.     Material to be Filed as Exhibits.

            None.
                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 7, 1994





Signature: /s/ Carol L. Bernick

Name/Title: Carol L. Bernick, Individually, and
            as Trustee of the Leonard H. Lavin
            Grantor Annuity Trust dated 1/28/93,
            as Trustee of the Bernice E. Lavin
            Grantor Annuity Trust dated 1/28/93,
            as Trustee of the LHL Grantor Annuity
            Trust dated 10/7/93 and as Trustee of
            the BEL Grantor Annuity Trust dated
            10/7/93